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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                  Commission File Number 0-22582

                           NOTIFICATION OF LATE FILING

[X] Form 10-KSB  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q  [ ]  Form N-SAR

For Period Ended:  DECEMBER 31, 1997
                   -------------------------------------------------------------
[  ]  Transition Report on Form 10-K        [  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F        [  ]  Transition Report on
[  ]  Transition Report on Form 11-K              Form N-SAR

For Period Ended:
                 ---------------------------------------------------------------

  Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

                         PART I. REGISTRANT INFORMATION

Full name of registrant  TBA ENTERTAINMENT CORPORATION
                        --------------------------------------------------------
Former name if applicable  NASHVILLE COUNTRY CLUB, INC.
                         -------------------------------------------------------
Address of principal executive office  402 HERITAGE PLANTATION WAY
                                     -------------------------------------------
                                           (street and number)

City, State and Zip Code HICKORY VALLEY, TN 38042
                        --------------------------------------------------------

                        PART II. RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c)    The accountant's statement or other exhibit required by Rule 12b-25
           (c) has been attached if applicable.




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                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         The registrant is engaged in preliminary negotiations regarding certain potential business transaction(s). No definitive agreement(s) have been signed with respect to such transactions and no assurance can be given that any definitive agreement(s) will be signed with respect to such transactions. In light of the foregoing, the registrant believes that disclosure regarding any such transaction(s) would be premature at this time and, accordingly, has not made any public announcement(s) or disclosure(s) with respect to any such matter(s). The registrant believes, however, that the occurrence of any such transaction(s) would be material to the registrant's financial condition. The registrant believes that it could not enter into definitive agreement(s) regarding such potential transaction(s) and thereby file the Form 10-KSB disclosing such transaction(s) within 90 days of the end of the registrant's most recent fiscal year without unreasonable effort and expense. The registrant anticipates entering into definitive agreements regarding such potential transaction(s) on or before the 15th calendar day following the original due date of the Form 10-KSB. Accordingly, the registrant believes that disclosure regarding the potential transaction(s), if any, is advisable in the Form 10-KSB but that the filing of the Form 10-KSB should be delayed until public disclosure regarding such transactions is appropriate. The registrant believes that in light of the foregoing, it could not file the Form 10-KSB within the prescribed time period without unreasonable effort and expense. A statement of the registrant's accountants is attached hereto as Exhibit A.

                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                Thomas Jackson Weaver, III         901            764-2300
                ----------------------------------------------------------------
                  (Name)                       (Area Code)    (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ] Yes [X] No


                          TBA ENTERTAINMENT CORPORATION
--------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 1998                     By: /s/ Thomas Jackson Weaver III
      -----------------------                 ------------------------------
                                          Thomas Jackson Weaver, III, Chief
                                          Executive Officer


                Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be



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         typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).





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                                    EXHIBIT A


                       [LETTERHEAD OF ARTHUR ANDERSEN LLP]




March 31, 1998

The Audit Committee
TBA Entertainment Corporation
402 Heritage Plantation Way
Hickory Valley, Tennessee  38042




The Audit Committee
     TBA Entertainment Corporation:

The Company is currently engaged in preliminary negotiations regarding certain potential business transaction(s). The Company has not signed any definitive agreement(s) with respect to such transactions as of March 31, 1998, but anticipates entering into definitive agreements on or before April 15, 1998. The disclosure and reporting of these potential transactions would be material to the Company's consolidated financial statements and therefore preparation of the Company's consolidated financials after the execution of definitive agreement(s) will result in more meaningful financial statements regarding the operations of the Company.

As a result, additional time is necessary in order to determine and disclose the impact of these potential transactions. We anticipate completing the additional procedures necessary to review the financial statements and disclosures prepared by the Company with respect to these potential transactions within a time period which should allow the Company to file the Form 10-KSB on or before the 15th calendar day following the prescribed due date of the Form 10-KSB.



Arthur Andersen LLP